UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38591

Pinduoduo Inc.

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Result of Pinduoduo Inc.’s Extraordinary General Meeting

At Pinduoduo Inc.’s (the “Company”) extraordinary general meeting of shareholders held on September 29, 2021 (the “EGM”), shareholders of the Company adopted the following resolution as ordinary resolution proposed by the Company:

1.	THAT the 10 Billion Agriculture Initiative as detailed in the Company’s proxy statement for the EGM be approved.

A total of 4,896,857,952 votes, representing 96.8% of the votes exercisable as of September 1, 2021, the record date, were present in person or by proxy at the EGM.  The result of the votes is as follows:

	For		Against		Abstained
Resolution	Votes	%	Votes	%	Votes
Approval of the 10 Billion Agriculture Initiative as detailed in the Company’s proxy statement for the EGM	4,550,271,300	94.3%	273,485,640	5.7%	73,101,012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINDUODUO INC.

	By	:	/s/ Lei Chen
	Name	:	Lei Chen
	Title	:	Chairman of the Board of Directors and Chief Executive Officer
Date: September 29, 2021